press release

ArcelorMittal Flat Carbon Europe reports €366m operating loss for Q4 2013

7 February 2014 – ArcelorMittal today announced results for its Flat Carbon Europe segment for the fourth quarter of 2013.

The segment recorded an operating loss of €366m for Q4 2013. Operating performance in the fourth quarter was impacted by net restructuring charges of €236m, primarily as a result of the industrial and social plan in Liege and review of Florange primary production.

Q4 2013 losses compare with an operating loss of €131m in Q3 2013.

This segment’s crude steel production remained flat, compared to Q3 2013, at 7.4 million tonnes.

Steel shipments in Q4 2013 were 6.7 million tonnes, an increase of 1.6% as compared to the previous quarter, due to a mild pick- up in demand following the seasonally weak third quarter.

Sales in the Flat Carbon Europe segment also increased by 0.8% to €4.83bn, compared with €4.78bn in the third quarter. This was primarily due to higher steel shipment volumes.

Ebitda for the quarter increased by 11.6% to €163m, compared with €146m in the third quarter. This resulted mainly from a positive volume effect and excellent operational performance across FCE mills.

Commenting, Geert Van Poelvoorde, CEO Flat Carbon Europe, said:

“We are seeing the positive effects of asset optimisation and an improved operational performance across FCE mills in 2013 results. With a recovery in underlying steel demand and mild restocking, we expect to see European steel demand rise by around 2% in 2014.”

Eurozone GDP growth gained momentum in the fourth quarter of 2013, with estimated growth of 0.3% quarter on quarter. However, GDP is estimated to have contracted by 0.4% in the full year 2013. This year, Eurozone GDP is expected to grow by around 1% in 2014. This growth will be led by Germany (+2.1%). The EU28 outlook is better due to stronger growth in the Czech Republic, Poland and the UK.

However growth will remain fragile in 2014 especially in southern Europe, constrained by a continued fall in credit availability and a high (although recently stabilising) unemployment rate which will continue to put pressure on consumer spending.

Automotive sales grew by 6% year on year in Q4 2013, with strong growth in December 2013 sales led by the UK and Spain. However for the full year 2013, sales contracted by 1.7% year on year.

The January 2014 Eurozone Flash PMI is the highest since mid-2011, led by an increase in new orders.